UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2025 and for the Six Months ended June 30, 2025 and June 30, 2024 and Operating and Financial Review and Prospects.

The contents of this Report on Form 6-K, including Exhibits 99.1 and 99.2 annexed hereto, are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-281314), and shall be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
99.1	Condensed Interim Unaudited Consolidated Financial Statements of Chijet Motor Company, Inc. and its subsidiaries as of June 30, 2025 and for the Six Months ended June 30, 2025 and June 30, 2024
99.2	Operating and Financial Review and Prospects

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer